

May 21, 2007

Via Facsimile 011 65 6337 5100 and U.S. Mail

Ashok K. Lalwani
Baker & McKenzie. Wong & Leow
Millenia Tower, #27-01
1 Temasek Avenue
Singapore 039192

> **Re:** **Pacific Internet Limited**
> **Schedule 14D-9 filed on May 16, 2007**
> **SEC File No. 5-79632**

Dear Mr. Lalwani:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed the filing listed above. Our comments follow. All defined terms used in this letter have the same meaning as in your Schedule 14D-9 or the attached exhibits, unless otherwise indicated.

Please understand that the purpose of our review process is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to contact me at the phone number listed at the end of this letter with any questions about these comments or your filings generally.

Exhibit (a)(2)(i) - Circular to Shareholders dated May 16, 2007

General

1. In your response letter, tell us how the Circular was disseminated to PacNet shareholders. In addition, explain how you will disseminate the revisions to the Schedule 14D-9 made in response to the comments that follow.

Forward Looking Statements, page 5

2. PacNet's statement (at the bottom of page 5 of the Circular) that it "assumes no obligation to update any [forward-looking statements made in the Circular]" is inconsistent with the requirements of Rule 14e-2(b) and Rule 14d-9(c). Please revise accordingly.

Independent Directors' Recommendations, page 18

3. Rule 14e-2(a) requires a company that is the subject of a tender offer to take a position with respect to the offer and communicate that position to its shareholders. The three permissible positions that a subject company may take pursuant to Rule 14e-2 are: (i) a recommendation that shareholders accept the offer; (ii) a recommendation that shareholders reject the offer; or (iii) a statement that the company expresses no position with respect to the offer. These positions are listed in the disjunctive in the Rule. Thus, Rule 14e-2(a) would not appear to permit PacNet to *both* recommend that shareholders accept the offer and reject it. Please advise or revise.

4. Rule 14e-2 requires the recommendation with respect to the Offer to be made on behalf of the subject company. While PacNet may delegate the authority to express a position on behalf of the company, it is not clear that it has done so on behalf of the Independent Directors. Please revise.

Background, page 20

5. Please explain why PacNet to jointly submit to the IDA a Long Form Consolidation Application in connection with the Offer. That is, why did the Company choose to cooperate with the offer or in this manner and what impact did this have on the regulatory review process and the Offer?

6. See our last comment above. We note the disclosure on page 21 that PacNet chose to separately file a Short Form Consolidation Application with the IDA in connection with a possible acquisition by MediaRing. Explain why PacNet believed it would be in the best interests of its shareholders to file this separate application in connection with a possible acquisition by MediaRing, versus the joint application it filed in connection with this Offer by Connect. In addition, explain the implications of the short-form versus long-form applications. We may have additional comments after reviewing your response.

7. The disclosure on page 21 indicates that PacNet has not heard from MediaRing since the IDA approved the Short Form Consolidation Application on April 17, 2007. Have you tried to initiate further contacts with MediaRing? Why or why not?

8. Were there any contacts between the Offeror and PacNet regarding the price or terms of this tender offer? If so, please describe.

9. Clarify the scope of the Independent Board Committee's ("IBC") authority in connection with its review of this Offer. For example, clarify whether the IBC could choose to solicit other offers for PacNet other potential transaction parties, such as MediaRing. In addition, clarify whether the IBC could determine that the sale of the company was not in the best interests of shareholders at this time.

Conclusion, page 22

10. Identify the two other offers to which the IBC refers at the top of page 23 and briefly summarize their terms. (We assume one is the MediaRing offer).

Intention of Directors, Executive Officers and Affiliates, page 23

11. Clarify your disclosure here to make clear whether you simply have no information (after due inquiry) about the intentions of insiders with respect to the Offer, or whether you are stating that such persons do not intend to tender into the Offer.

Summary of Supporting Analysis by KPMG, page 39

12. In your response letter, indicate whether PacNet provided to KPMG non-public information such as projections of future performance to be used in connection with KPMG's analysis of the fairness of the Offer. If so, explain in your response letter why you have not disclosed these projections in the materials provided to shareholders.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed voting decision. Since the filing persons are in possession of all facts relating to the relevant disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from PacNet acknowledging that:

- it is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- PacNet may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please amend your Schedule 14D-9 in response to these comments. You may wish to provide us with black-lined copies of the revised consent revocation statement to expedite our review. In addition, please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Please file such letter on EDGAR. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amended filings and responses to our comments. If you have any questions, please do not hesitate to contact me at (202) 551-3263.

Sincerely,

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions